Ms. Cecilia D. Blye

December 14, 2006

Via EDGAR and by Facsimile

Ms. Cecilia D. Blye, Chief
Office of Global Security Risk
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America

Re:                                       China Unicom Limited

Annual Report on Form 20-F for the Fiscal Year ended December  31, 2005 (File No. 1-15028)

Dear Ms. Blye:

China Unicom Limited (the “Company”) has received the comment letter from the staff dated December 12, 2006 relating to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (the “Form 20-F”), which was filed with the Securities and Exchange Commission on June 29, 2006.  On behalf of the Company, we wish to thank you and the other members of the staff for taking the time to review the Form 20-F and for providing us with your comments.

The Company notes that the staff has requested that the Company either (i) respond to the staff’s comments within 10 business days or (ii) inform the staff as to when the Company will provide a response to these comments.  The Company has carefully reviewed and considered the staff’s comments and is in the process of preparing a response to these comments.  Unfortunately, in light of the travel schedule of the relevant management personnel of the Company and the upcoming holiday season, the Company believes that it would not be in a position to respond to the staff’s comments within 10 business days.  Instead, the Company expects that it will be in a position to provide responses to the staff’s comments no later than January 15, 2007, and would be grateful if the staff could accommodate the Company in this regard.

Thank you again for your time.  Please feel free to contact Karry Chu (Company Secretary) at (+852) 2121-3220 with any questions you may have.

Very truly yours,
/s/ LI Qiuhong
LI Qiuhong
Vice President

cc:	Larry Spirgel
Kyle Moffatt
Pradip Bhaumik
(Securities and Exchange Commission)
Chang Xiaobing
Karry Chu
(China Unicom Limited)

Chun Wei
Weiheng Chen
Jun Zheng
(Sullivan & Cromwell LLP)

CHINA UNICOM LIMITED

75th Floor, The Center, 99 Queen’s Road Central, Hong Kong

Tel: (852) 2126 2018      Fax: (852) 2126 2016      Website: www.chinaunicom.com.hk